EXHIBIT 4.06

AGREEMENT FOR THE SUGARCANE SUPPLY

By this private instrument, the Parties,

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, joint stock company enrolled at the National Register of Corporate Taxpayers (CNPJ) under 07.628.528/0001-59, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 1.309 – 5º andar, herein duly represented pursuant to its By Laws, hereinafter named “BRASILAGRO”; and

BRENCO – COMPANHIA BRASILEIRA DE ENERGIA RENOVÁVEL, joint stock company enrolled at the National Register of Corporate Taxpayers (CNPJ) under 08.070.566/0001-00, headquartered in the city of São Paulo, State of São Paulo, at Avenida Faria Lima, n° 1.309 – 4° andar, herein duly represented pursuant to its By Laws, hereinafter named “BRENCO”,

By mutual agreement execute this Agreement for Sugarcane Supply (“AGREEMENT”), which shall operate in accordance with the applicable laws and pursuant to the terms and conditions set forth below.

I – PRELIMINARY STATEMENTS

1.1	WHEREAS BRASILAGRO is the legitimate engaged purchaser of properties, which, jointly, adjourn the total area stated in their related title deeds of 4, 677, 3400 ha.(four thousand, six hundred and seventy seven hectares and thirty four ares) of land and approximate total effective possession area of 4, 606, 400 ha. (four thousand, six hundred and six hectares and twenty four ares) of land, whose plot of approximately 3,720.00 ha. (three thousand seven hundred and twenty hectares) are of plantable land which are characterized and identified below (hereinafter named, jointly, “Properties of Alto Taquari Project”):

(a)	“Fazenda Amparo” – owned by the seller KATAYAMA ALIMENTOS LTDA., under the registration 01 of the Real Estate Registration 7,039, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 1,000.00 ha. (one thousand hectares) and possession area, measured by the geo reference system of 893.65 ha. (eight hundred and ninety three hectares and sixty five ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 3288106-1 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 903019008613-4, with last CCIR issued under 03908017055 (2003/2004/2005), hereinafter named;

(b)	“Fazenda Araçatuba” – owned by the seller KAT EMPREENDIMENTOS RURAIS LTDA., under the registration 01 of the Real Estate Registration 7,615, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 766,00 ha. (seven hundred and sixty six hectares) and possession area, measured by the geo reference system, of 763, 71 ha. (seven hundred and sixty three hectares and seventy one ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 0749757-1 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 906107002524-8, with last CCIR issued under 03928946052 (2003/2004/2005);

(c)	“Fazenda Ariranha” – owned by the sellers KEISHI e HARUMI KATAYAMA, under the registration 01 of the Real Estate Registration 7,613, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 546,91 ha. (five hundred and forty six hectares and ninety one ares) and possession area, measured by the geo reference system, of 611, 11 ha. (six hundred and eleven hectares and eleven ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 0751226-0 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 636029009830-9, with last CCIR issued under 02560517052 (2003/2004/2005);

(d)	“Fazenda Barra Funda” – owned, in co ownership by the couple of sellers GILSON and ELIZA KATAYAMA, GILBERTO and LUCIANE KATAYAMA, formerly, under the registration 01 of the Real Estate Registration 7,041, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, presently, registered under 88 of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 303, 11 ha. (three hundred and three hectares and eleven ares) and possession area, measured by the geo reference system, of 302, 49 ha. (three hundred and two hectares and forty nine ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 5128048-5 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 901130214876-1, with last CCIR issued under 03861990051 (2003/2004/2005);

(e)	“Fazenda Esperança” – owned, in co ownership by the couple of sellers KEISHI and HARUMI KATAYAMA, GILSON and ELIZA KATAYAMA, formerly, under the registration 01 of the Real Estate Registration 6,969 of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, presently, registered under 84 of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 350, 00 ha. (three hundred and fifty hectares) and possession area, measured by the geo reference system, of 329, 20 ha. (three hundred and twenty nine hectares and twenty ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 4300814-3 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 903019008664-9, with last CCIR issued under 03908022059 (2003/2004/2005);

(f)	“Fazenda Morro” – owned by the seller KATAYAMA ALIMENTOS LTDA., under the registration 01 of the Real Estate Registration 7,614, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 561,32 ha. (five hundred and sixty one hectares and thirty two ares) and possession area, measured by the geo reference system, of 340, 17 ha. (three hundred and forty hectares and seventeen ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 0749872-1 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 901130213195-8, with last CCIR issued underº 03861843059 (2003/2004/2005);

(g)	“Fazenda Morro I” – owned by the seller KATAYAMA ALIMENTOS LTDA., under the registration 01 of the Real Estate Registration 6,968, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 450,00 ha. (four hundred and fifty hectares) and possession area, measured by the geo reference system, of 549, 70 ha. (five hundred and forty nine hectares and seventy ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 4300815-1 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 903019008656-8, with last CCIR issued under 03908021052 (2003/2004/2005);

(h)	“Fazenda Pingüim” – owned by the seller KATAYAMA ALIMENTOS LTDA., formerly, under the registration 01 of the Real Estate Registration 6,979, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, presently, registered under 285 of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 200, 00 ha. (two hundred hectares) and possession area, measured by the geo reference system, of 207, 95 ha. (two hundred and seven hectares and ninety five ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 4353757-0 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 905070104329-4, with last CCIR issued under 03924196059 (2003/2004/2005); and,

(i)	“Fazenda Suporte” – owned by the seller KAT EMPREENDIMENTOS RURAIS LTDA., formerly, under the registration 01 of the Real Estate Registration 7,038, of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, presently, registered under 254 of the Real Estate Registry of the District of Alto Araguaia, State of Mato Grosso, composed of one plot of plantable land with area stated in its title deed of 500, 00 ha. (five hundred hectares) and possession area, measured by the geo reference system, of 608, 26 ha. (six hundred and eight hectares and twenty six ares) of land, property which is enrolled at the Federal Revenue Secretariat for purposes of register of the Rural Land Tax – ITR under 4873950-2 (NIRF), filed at the National Institute of Colonization and Agrarian Reform – INCRA under 903019008575-8, with last CCIR issued under 03908013050 (2003/2004/2005).

1.2	WHEREAS BRASILAGRO is committed, by means of this instrument, to develop the plantation of sugarcane crop in the Properties of Alto Taquari Project, for exclusive supply to BRENCO;

1.3	WHEREAS BRENCO owns a sugarcane seedling nursery, of its sole ownership, in the region of the Municipality of Alto Taquari, and BRASILAGRO shall need seedlings for the sugarcane plantation, the production of which is committed to supply to BRENCO under this AGREEMENT;

1.4	WHEREAS BRENCO is alcohol and electrical energy producer, and shall implement a production unit of ethanol in the region of Alto Taquari, State of Mato Grosso (“Alto Taquari Project”); and, finally,

1.5	WHEREAS the mutually expressed interests, the parties hereto decide to enter into this AGREEMENT, which shall be governed by the following terms and conditions.

II - PURPOSE

2.1	By this AGREEMENT BRASILAGRO is committed to supply exclusively to BRENCO and BRENCO is committed to purchase from BRASILAGRO, the total production of 02 (two) complete cycles of sugarcane harvest, of 06 (six) agricultural years every (05 (five) cuts), with possibility of extension of this period for another 01 (one) complete agricultural cycle, through agreement between the parties. The duration of each cycle may be extended, by mutual agreement between the parties, for another 01 (one) or 02 (two) agricultural years, in the event of the first and/or second cycle of sugarcane harvest presenting proper productivity conditions for the harvest of these additional cuts. The above mentioned crop shall be implemented by BRASILAGRO in the area of approximately 3,720.00 ha. (three thousand, seven hundred and twenty hectares) of effectively plantable land existing in the Properties of Alto Taquari Project, in the following terms and conditions:

(a)	BRASILAGRO has already started the plantation of sugarcane which shall be ended until May 31, 2008, in an approximate area of 2, 516. 00 ha. (two thousand, five hundred and sixteen hectares) of plantable land existing in the Properties of Alto Taquari Project, the crops of which shall be supplied in the harvests of 2009/2010, 2010/2011, 2011/2012, 2012/2013 and 2013/2014. Further, BRASILAGRO is committed to carry out a new plantation in the mentioned area, to be ended until May 31, 2014 or 2015, in the event that the first cycle is extended to another cut (6th cut - 2014/2015), for supply (i) in the harvests of 2015/2016, 2016/2017, 2017/2018, 2018/2019 and, 2019/2020, in the event that the first and second cycle are not extended for another cut, or (ii) in the harvests of 2016/2017, 2017/2018, 2018/2019, 2019/2020, 2020/2021 and 2021/2022, in the event that the first and second cycle are extended for another cut (6th cut), thus sequentially considered for the third cycle, as set forth in Section 3.1 of this AGREEMENT; and,

(b)	BRASILAGRO is committed to start the plantation of sugarcane on February 15, 2009 and end it up to May 31, 2009, in an approximate area of 1, 204. 00 ha. (one thousand,

two hundred and four hectares) of plantable land, i.e., on the remaining area of land existing in the Properties of Alto Taquari Project, the production of which shall be supplied in the harvests of 2010/2011, 2011/2012, 2012/2013, 2013/2014 and 2014/2015. Further, BRASILAGRO is committed to carry out a new plantation in the mentioned area, to be ended until May 31, 2015 or 2016, in the event that the first cycle is extended to another cut (6th cut - 2015/2016), for supply (i) in the harvests of 2016/2017, 2017/2018, 2018/2019, 2019/2020 and 2020/2021, in the event that the first and second cycle are not extended for another cut, or (ii) in the harvests of 2017/2018, 2018/2019, 2019/2020, 2020/2021, 2021/2022 and 2022/2023, in the event that the first and second cycle are extended for another cut (6th cut), thus sequentially considered for the third cycle, as set forth in Section 3.1 of this AGREEMENT.

First Paragraph – The parties at mutual agreement may change to more or less the plantation areas for the sugarcane crops of the Properties of Alto Taquari Project, in accordance with the above explained schedule.

Second Paragraph – At the parties’ discretion, the reforms in the sugarcane crop for the beginning of a new cycle may be postponed or advanced due to the sugarcane crop productivity.

Third Paragraph – The plantation schedule may be adjusted due to significant unfavorable agronomic conditions, such as severe drought or other technical contingencies inherent to the plantation activity, by agreement between the parties.

2.2	Considering that the sugarcane production in Properties of Alto Taquari Project, during the harvests comprising the 02 (two) cycles set forth in this AGREEMENT, the parties estimate BRASILAGRO production as follows:

HARVESTS	Estimate of production
2009/2010	285,000 tons of sugarcane
2010/2011	350,000 tons of sugarcane
2011/2012	300,000 tons of sugarcane
2012/2013	270,000 tons of sugarcane
2013/2014	245,000 tons of sugarcane
2014/2015	80,000 tons of sugarcane
2015/2016	285,000 tons of sugarcane
2016/2017	350,000 tons of sugarcane
2017/2018	300,000 tons of sugarcane
2018/2019	270,000 tons of sugarcane
2019/2020	245,000 tons of sugarcane
2020/2021	80,000 tons of sugarcane

First Paragraph – In the event of occurrence of the provisions in the Second Paragraph of Section 2.1 above or of extension of this AGREEMENT, as set forth in Section 3.1 below, the estimates of production shown in the table above may be updated.

Second Paragraph – The volumes above are mere expectation of the parties and not a firm commitment of supply or receipt by the parties and should be used solely for purposes of calculating the fines set forth in Section Six below. BRENCO, however, shall be released from the obligation of purchasing the sugarcane production which has not been effectively planted until the deadline for planting, according to inspection to be conducted by BRENCO together with BRASILAGRO, the results of which shall be recorded in writing in an instrument to be signed by both parties’ representatives. BRENCO shall not be committed either to purchase the sugarcane production planted in areas exceeding those set forth in subparagraphs “a” and “b” of Section 2.1 of this AGREEMENT. For purposes of this section, exceeding area is the one superior to 3% (three percent) of the estimated effective plantation areas, set forth in subparagraphs “a” and “b” of Section 2.1 of this AGREEMENT.

Third Paragraph – BRASILAGRO is forbidden to transfer the area of sugarcane production to be supplied under this AGREEMENT to any other areas, owned or not by BRASILAGRO.

2.3	The purchase obligation by BRENCO of the sugarcane production planted by BRASILAGRO is limited to the Properties of Alto Taquari Project, production which shall be used as raw material for BRENCO’s industrial unit to be installed in the region of the city of Alto Taquari, State of Mato Grosso, in location henceforth defined with the geographical coordinates S 17° 44’ 02” and W 53° 18’ 21”.

2.4	Should the industrial unit of Alto Taquari Project not be able to grind, in a certain harvest, all the sugarcane produced by BRASILAGRO in the Properties of Alto Taquari Project, the exceeding sugarcane not ground by BRENCO’s industrial unit comprised in Alto Taquari Project shall be delivered in another BRENCO’s industrial unit, in location pointed by it, and in such event, BRENCO shall reimburse BRASILAGRO the additional cost arising from the new distance to be covered for the delivery of the exceeding sugarcane, by means of presentation, by BRASILAGRO, of the related transportation invoices, detailing the length and the amount paid for the transportation.

Sole Paragraph – For purposes of checking the distance difference, in the event of occurrence of the provision in the caput of this Section, it shall be considered the shortest distances covered between the headquarter of Fazenda Amparo, established as reference of the location of sugarcane production exit (geographical coordinates: S 17°46’58,5” / W 53°27’40,0”), and each of BRENCO’s industrial units, namely: (i) the industrial unit pointed at Section 2.3 above, which is the location currently established for the delivery of the sugarcane production, according to geographical coordinates pointed at said Section; and (ii) the new location to be pointed by BRENCO.

2.5	BRASILAGRO recognizes that BRENCO, as producer of alcohol and electrical energy, adopted as assumption for the implementation of its business plan the leasing of rural properties for the plantation of, at least, 75% (seventy five per cent) of the sugarcane to be ground in each of its plants of ethanol production. BRASILAGRO also recognizes that the activity of real estate business prospection with real estate brokers and owners in the surroundings of the BRENCO’s units of ethanol production, may, eventually, prevent the real estate owners of that region from executing leasing agreements, which may commit the good implementation of BRENCO’s business plan. BRENCO recognizes that the main activity contemplated in BRASILAGRO’s corporate purposes is the acquisition and sale of agricultural properties. With these considerations, and in view of the mutual cooperation animus prevailing at the Parties’ relationship, BRASILAGRO commits not to perform activities of active prospection, directly or indirectly, aiming to acquire properties located inside the Municipality of Alto Taquari, including, but not limited to, the disclosure to real estate brokers, owners or any third parties on BRASILAGRO possible interest or intention of purchasing areas in the municipality. BRASILAGRO also commits to endeavor for its presence in the region not to result in the increase of prices by the owners of rural properties located in the Municipality of Alto Taquari or the shortage in the offer of properties for leasing.

First Paragraph – In the event of BRASILAGRO receipt of an offer to sell rural property located in the Municipality of Alto Taquari, despite having proceeded as set forth in the caput of this Section, without making any effort or action for such, and this offer presents attractive conditions for the business, BRASILAGRO shall communicate to BRENCO the existence and terms of such offer, in order to mutually define a business strategy which may least affect BRENCO’s rural properties prospection in the region.

Second Paragraph – In the event of acquisition of rural properties in the Municipality of Alto Taquari, BRENCO shall be always assured and respected its preemptive right upon the acquisition of sugarcane production raised by BRASILAGRO in said properties, in the conditions practiced by the sugarcane purchaser market at the time.

Third Paragraph – In the spirit of partnership existing between BRENCO and BRASILAGRO, BRASILAGRO reconfirms its commitment in succeeding the implementation of BRENCO’s sugarcane processing units, advising it upon the completion of sufficient leasing agreements, to fulfill the targets established in its Business Plan, according to commitment assumed in letter dated April 11, 2007.

III - TERM

3.1	This AGREEMENT is effective for 02 (two) complete cycles of sugarcane crops, for 06 (six) agricultural years every (05 (five) cuts), for each harvest to be planted by BRASILAGRO, and may be extended pursuant to Section 2.1 above. The party not interested in the extension of this AGREEMENT shall notify the other party no longer than 120 (one hundred and twenty) days from the end of the crop of the last effective contractual cycle harvest, or, in the event of the sixth cut, no longer than 120 (one hundred and twenty) days from the end of this crop.

Sole Paragraph – In case of extension, all the conditions and terms herein agreed shall be effective.

IV - PARTIES’ OBLIGATIONS

4.1	BRASILAGRO is committed to plant sugarcane crop in 3, 720. 00 ha. (three thousand, seven hundred and twenty hectares) of land in the Properties of Alto Taquari Project, bearing all costs, encumbrances and expenses arising from this act, such as, but no limited to, the acquisition of sugarcane seedlings, expenses for the soil preparation, planting and handle, expenditures with inputs, machinery time, manpower and other necessary for the perfect implementation of the crop.

4.1.1.	BRASILAGRO represents and warrants:

(i)	to be the legitimate owner of the Properties of Alto Taquari Project, as listed in Section 1.1 above, owning, for such, proper title, regularly constituted and executed with the sellers;

(ii)	that has paid its present and past obligations with the sellers of the Properties of Alto Taquari Project, and undertakes to comply with its related future obligations.

4.2	The costs and expenses mentioned in Section 4.1 above shall be fully borne by BRASILAGRO, which undertakes to pay all taxes levying on the plantation, handle, cut, transportation and sale of sugarcane, and BRASILAGRO undertakes to issue the related tax documents and comply with all other related tax and legal obligations, evidencing such regulation to BRENCO, whenever requested.

4.3	BRASILAGRO shall be responsible for the acquisition of sugarcane seedlings proper to the soil specifications and characteristics pursuant to this AGREEMENT, bearing, with costs, expenses and taxes related to said acquisition, according to Section 4.2 above.

4.4	BRASILAGRO shall deliver the sugarcane production planted in the Properties of Alto Taquari Project in the industrial unit to be implemented by BRENCO in the region of Alto Taquari, State of Mato Grosso, with the exception of the provision in Section 2.4 of this AGREEMENT.

4.5	BRENCO shall establish a delivery schedule for sugarcane which must follow the grinding plan previously established and informed by BRENCO to BRASILAGRO (“Grinding Plan”).

First Paragraph – It is agreed between the parties that BRENCO shall communicate the Grinding Plan to BRASILAGRO, no later than 30 (thirty) days from the date of beginning of sugarcane delivery, in conformity with the technical parameters adopted in sugarcane crop which shall also be considered for purposes of this AGREEMENT, as date of beginning of the concerned harvest.

Second Paragraph – the cargo compartment of the vehicles to be used by BRASILAGRO for the sugarcane delivery shall meet the proper specifications and models, according to the standards accepted by BRENCO, in order to enable the unloading of sugarcane stalks in the feed table existing at BRENCO’s industrial units, which shall be equipped to receive only chopped sugarcane from mechanized harvesting, with exception for the provision stated in the paragraph below.

Third Paragraph – the sugarcane crop planted in the land of the Properties of Alto Taquari Project with inclination of more than 12% (twelve per cent) may be manually harvested in entire sugarcane, and this manual harvesting area is limited to 1,500.00 ha (one thousand and five hundred hectares) of land, being expressly forbidden the burning of sugarcane straw as pre harvesting method. Should accidental fire occur in the mentioned area, BRASILAGRO shall present to BRENCO, before the first sugarcane delivery subsequent to such event, the related Police Report duly drafted by the local police authority.

Fourth Paragraph – The Grinding Plan shall be prepared and presented by BRENCO to BRASILAGRO no later than 30 (thirty) days from the beginning of each harvest, and shall forecast a daily delivery average quota, to be established due to the estimate of total sugarcane to be processed in the concerned harvest, subject to a linearity in the production delivery during the harvest.

Fifth Paragraph –BRENCO shall proceed to the weight and analysis of the sugarcane delivered by BRASILAGRO, in order to assess the TOTAL RECOVERABLE SUGAR CONTENT (ATR), according to table comprised in the “Operating Standards to Determine the Sugarcane Quality” of the Regulation for the Business of Purchase and Sale of Sugarcane in the State of São Paulo (“CONSECANA-SP”), herein attached as Exhibit 1, when the certificates of weight and analysis reports of the sugarcane shall be issued.

4.6	Any expense made by BRENCO to perform and replace faulty acts practiced by BRASILAGRO, due to noncompliance with this AGREEMENT or with Law, shall result in the related discount of any payment, subject to the table of services and prices included in the Grinding Plan of the concerned harvest. In this case, the discount shall be preceded by notice remitted by BRENCO to BRASILAGRO communicating the fact, and shall only be effective through express manifestation by the latter one of debit recognition. BRASILAGRO shall manifest itself no later than 30 (thirty) days from the receipt of notice, or otherwise it is henceforth permitted to BRENCO retain payments in the necessary measure to guarantee the controversial amounts, until the parties reach an agreement in relation to the claimed discount.

4.7	During the effectiveness of this AGREEMENT, BRENCO shall be entitled free access and transit in the areas of the Properties of Alto Taquari Project and any of its legal representatives, employees, subcontracted and/or representatives may access them, by any vehicle. For this purpose, BRENCO shall previously present to BRASILAGRO the list with the name of the legal representatives, employees, subcontracted and/or representatives authorized to access the Properties of Alto Taquari Project.

4.8	Any planting made by BRASILAGRO and addressed to grinding by BRENCO’s units shall (i) comply with the applicable legislation and technical standards, and (ii) be performed in a proper manner to the mechanized harvesting, as regards to the preparation of areas, soil preservation, fight to erosion, treatment of crops, construction of level curves and practices for soil preservation, and BRASILAGRO may use techniques developed in the region, with machinery, proper manures and inputs for the mechanized harvesting, with exception of the provisions in the Third Paragraph of Section 4.5 of this AGREEMENT.

First Paragraph – The sugarcane delivered by BRASILAGRO shall comply with the established and accepted percentage by BRENCO as regards to the mineral and vegetal impurities, namely: up to 0.5% (zero point five per cent) of the sugarcane weight, for mineral impurities, as determined by “Muflo” methodology; and up to 5.0% (five per cent) of the sugarcane weight, for vegetal impurities, according to analysis by sampling in accordance with CONSECANA-SP standard. BRENCO may adjust these percentages, in accordance with its industrial need, provided that a previous economic understanding is agreed upon by the parties.

Second Paragraph –BRASILAGRO is committed to maintain, in the Properties of Alto Taquari Project, the permanent preservation areas (PPA) free of cattle rising activities which may affect the natural development of vegetation and respect all the limits and requirements of the legal reserve (LR), being fully responsible for obtaining the due authorizations of environmental bodies for suppression of isolated trees, being also committed to preserve springs and riparian vegetation, so as to comply with and respect all the obligations set forth in Law 4,771/65 and other related provisions.

Third Paragraph – BRASILAGRO is further committed to adopt and comply with measures of environmental preservation, being henceforth committed to exclusively use the mechanized harvesting system, unless as otherwise stated in Third Paragraph of Section 4.5 above, without using the burning of sugarcane straw in the areas of the Properties of Alto Taquari Project, and further, to use in the sugarcane crops of the Properties of Alto Taquari Project, exclusively, agricultural fertilizers and pesticides duly registered in the Ministry of Agriculture, as well as to comply with the provisions of Federal Law 7,802/89 and Decree 98,816/90, which deal with the agronomic prescription

Fourth Paragraph – BRENCO may refuse the receipt of sugarcane raised in the areas of the Properties of Alto Taquari Project, should it be aware that it has been planted and/or harvested not in compliance with the effective environmental legislation, or even if it has been burnt on purpose, provided that (i) such refusal is based on the reasons above; and (ii) BRENCO immediately communicates the fact to the responsible person pointed by BRASILAGRO, so as to provide the opportunity of checking and attempting to cure the irregularity, within 02 (two) days at most. Should such irregularity not be cured or satisfactorily justified, at BRENCO’s solely discretion, and BRENCO, therefore, maintains its refusal on the sugarcane receipt, BRASILAGRO may sell the sugarcane raised and/or harvested not in compliance with the effective environmental legislation or burnt on purpose to third parties, bearing all possible necessary expenses for the transportation to the new acquirer.

4.9	BRASILAGRO may not sell or assign any quantity of the sugarcane produced for purposes of supply object of this AGREEMENT to third parties, under penalty of law and this AGREEMENT; except in the events in which BRENCO, for exclusively own reasons, or for cases of force majeure resulting in incurable damages, refuses to receive the sugarcane made available by BRASILAGRO as set forth in this AGREEMENT.

4.10	The risk of sugarcane production perishing for natural causes, including hail and fire, act of God or force majeure, belongs to BRASILAGRO; it is henceforth established that BRASILAGRO cannot charge for the quantity of sugarcane perished and not delivered, and shall not imply on the non fulfillment of the sugarcane delivery schedule.

V - PRICE AND PAYMENT CONDITIONS

5.1	The price of sugarcane ton, for purposes of this AGREEMENT, shall be the one established based on ATR per ton of sugarcane effectively delivered, according to the standards of the System of Compensation of Sugarcane Ton for the Quality, provided by CONSECANA-SP, which the parties declare to acknowledge, accept and respect, always taking into consideration the mix of production of the concerned industrial unit.

First Paragraph – BRASILAGRO shall be paid every 5th (fifth) day of each month subsequent to the month of sugarcane delivery, based on the ATR disclosed by CONSECANA¬SP for the month immediately prior to the one of the sugarcane delivery, assessed as follows: 83% (eighty three per cent) of the ATR value multiplied by the quantity of sugarcane delivered, as advance, and the remaining portion, i.e., 17% (seventeen per cent) in 4 (four) successive monthly installments of 4% (four per cent), 4% (four per cent), 4% (four per cent) and 5% (five per cent), falling due, respectively on January 31, February 28, March 31, and April 30 of the subsequent year, with the last installment paid after the official disclosure of the average price, less taxes, contributions and other charges , if applicable, according to CONSECANA-SP recommendation through the Circular Letter 02/06, system adopted by BRENCO, which BRASILAGRO declares to be in full agreement.

Second Paragraph – Upon the harvest liquidation, i.e., on April 30 of each year, the sugarcane tons delivered and the final value of the ATR shall be checked, for closing of the related amounts and possible payment of balance to whom it is entitled. Should the final amount assessed be lower than the sum of advances paid in the course of the harvest year, according to the paragraph above, the difference in less shall be fully reimbursed by BRASILAGRO to BRENCO within 30 (thirty) days, i.e., May 31 of each year.

Third Paragraph – Payments shall be made through bank deposit, directly in current account to be pointed by BRASILAGRO, being the deposit slip the evidence of the effective payment and related settlement. In case of doubt by BRASILAGRO on the amounts due by BRENCO, this one shall expressly manifest within 05 (five) business days from the deposit date, under penalty of being the payment considered perfect and finished.

Fourth Paragraph – BRASILAGRO may require the alteration of bank data to receive the payments, through express communication in writing to BRENCO, no later than 5 (five) business days in advance.

VI - PENALTIES

6.1	In case of failure to perform with any of the sections of this AGREEMENT, the aggrieved party shall notify the infringing party on the specific noncompliance, being determined that the infringing party shall have 7 (seven) days to cure the irregularity, unless otherwise specified in this AGREEMENT, or, if the noncompliance arises from force majeure, present the justifications inherent to the case and propose the necessary adjustments. Subject to the herein described procedure, without the effective remedy of the infringement, the following specific penalties are established for the cases of noncompliance described below:

(a)	It shall be considered serious breaches to this AGREEMENT (i) BRASILAGRO not to raise or supply the sugarcane to BRENCO, pursuant to this AGREEMENT; or (ii) a BRENCO not to receive the supply herein contracted, pursuant to this AGREEMENT. In the event of any of these hypothesis, the infringing party shall be penalized with the payment, in cash, at the end of the related harvest year, of an amount equivalent to 15% (fifteen per cent) on the amount of acquisition of the estimated quantity of sugarcane delivery in the harvest year in which this default occurs, as set forth in Section 2.2.

(b)

In the failure to comply with the schedule of sugarcane delivery, with the above mentioned notice and elapsed the determined period of 7 (seven) days without the remedy of the noncompliance, the following penalties shall be applied to BRASILAGRO: (i) daily fine of R$ 1,000.00 (one thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 1% (one per cent) and 4% (four per cent) of the estimated production for the harvest year; (ii) daily fine of R$ 2,000.00 (two thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 4% (four per cent) and 8% (eight per cent) of the estimated production for the harvest year; (iii) daily fine of R$ 3,000.00 (three thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 8% (eight per cent) and 12% (twelve per cent) of the estimated production for the harvest year; and (iv) daily fine of R$ 4,000.00 (four thousand reais), in the event of discrepancy in the delivery, in accumulated volume, between 12% (twelve per cent) and 16% (sixteen per cent) of the estimated production for the harvest year. The discrepancies in the delivery, in accumulated volume, above 16% (sixteen per cent) of the estimated production for the harvest year shall be treated as serious noncompliance and shall incur in the penalty described in subparagraph “a” above. In the event of any of these hypotheses, the payment of the above established penalties for BRENCO shall be made, in cash, together with the monthly invoicing immediately subsequent to the presentation of the monthly measurement report of the sugarcane receipt evidencing the mentioned discrepancies, with exception to BRENCO of the right to offset the amounts due to BRASILAGRO pursuant to this Section.

(b.1)	Without prejudice of the penalties established in this subparagraph “b”, it is permitted to BRASILAGRO, at any time, increase the volume of sugarcane supply in order to reestablish the fulfillment with the sugarcane delivery schedule, provided that such increase is compatible with the capacity of grinding of BRENCO industrial unit and its own harvesting schedule;

(b.2)	At the end of the grinding period, should the fulfillment with the sugarcane delivery schedule not be reestablished by BRASILAGRO to BRENCO, with part of the sugarcane production standing in the Properties of Alto Taquari Project: (i) due to operating inefficiency of BRASILAGRO, this one shall indemnify BRENCO the total amount of sugarcane not ground, calculated pursuant to this AGREEMENT; or (ii) due to operating inefficiency of BRENCO, this one shall indemnify BRASILAGRO the total amount of sugarcane not ground, calculated pursuant to this AGREEMENT, less costs of cut, loading and transportation. The possible amounts due between the parties pursuant to this item shall be jointly assessed by the parties no later than 15 (fifteen) days from the date of the end of the grinding period, and shall be paid within 30 (thirty) day after such assessment;

(b.3)	The parties agree that no penalty shall be imputed to BRASILAGRO in the event of the sugarcane supply be lower than the one forecast in the production estimate of the harvests presented in Section 2.2 above, provided that the harvesting of the planting areas established in Section 2.1 are performed and the plantations have not been transferred, pursuant to the Fourth Paragraph of Section 2.2.

(c)	In reciprocity to the penalties to which BRASILAGRO is subject as set forth in the preceding subparagraph “b”, BRENCO, once notified and with the established period of 7 (seven) days to present its justifications and propositions of corrective measures, shall incur in the same penalties imposed to BRASILAGRO, in the same amount of fine and taking into consideration the same quantities of sugarcane not received in conformity with the sugarcane delivery schedule.

(c.1)	Without prejudice of the penalties established in this subparagraph “c”, it is permitted to BRENCO, at any time, increase the volume of BRASILAGRO sugarcane demand in order to reestablish the fulfillment of the schedule of sugarcane receipt, provided that such increase is compatible with the production capacity of BRASILAGRO. Should the volume increase of sugarcane demand presented by BRENCO exceed the harvesting schedule of BRASILAGRO and this one has no instrumental and machinery structure to meet the additional demand, it is permitted to BRENCO, at its own discretion, to make the necessary structure available to the cut, loading and/or transportation of sugarcane demanded in excess to the schedule of own harvesting of BRASILAGRO, at BRASILAGRO’s expenses, bearing in mind the table of services and prices included in the Grinding Plan of the concerned harvest.

(d)	Without prejudice of the other applicable legal measures, in case of breach of the effective legislation or regulation, remarkably relating to the environmental, labor and tax aspects, the infringing party shall (i) bear the cost of fine or any other penalty, of any nature, to be imposed by the inspection authority to the innocent party; (ii) require the prompt exclusion of the innocent party from the defendant of any judicial lawsuit or administrative procedure filed on account of such breach, bearing the totality of legal costs, fees and other expenses inherent to the lawsuit or procedure; and (iii) pay to the innocent party a fine in the amount equivalent to 10% (ten per cent) of the total amount of fines and penalties paid by the innocent party, assessed as set forth in item “i” above.

(e)	In the event of delay in the payments established in the First Paragraph of Section 5.1 of this AGREEMENT, BRENCO shall incur in fine in arrears of 15% (fifteen per cent) on the outstanding amount, without prejudice of the monetary restatement by IGPM-FGV and interest of 1% (one per cent) per month, always calculated on a “pro rata die” basis, amounts which shall be paid no later than 30 (thirty) days from the maturity date of the overdue and unpaid installment.

First Paragraph – Any other default to the obligations established in this AGREEMENT which do not fit into the subparagraphs “a” to “e” above, if not be cured as set forth in the caput of this section, shall be object of indemnity by the default party to the innocent party, as set forth in Section 10.9 below.

Second Paragraph – The amounts due by BRASILAGRO to BRENCO, as fine, may be offset from the payments due by BRENCO to BRASILAGRO for the sugarcane supply herein agreed. The amounts due by BRENCO, as fine, shall be paid together with the sugarcane invoicing immediately subsequent to the concerned event.

VII - ADVANCE OF SUGARCANE SEEDLINGS

7.1	In view of BRASILAGRO’ need to obtain sugarcane seedlings for plantation in its Properties of Alto Taquari Project, as set forth in 1.3 above, BRENCO herein assigns to BRASILAGRO an advance of 35,224 (thirty five thousand, two hundred and twenty four) tons of sugarcane seedlings, which shall be exclusively addressed for sugarcane planting in the Properties of Alto Taquari Project for the first cut addressed to the supply for BRENCO (“Advance”).

7.2	The sugarcane seedlings shall be supplied by BRENCO and removed by BRASILAGRO, at its own expenses, as follows:

Weight (ton)	Variety of seedling
532	RB835054
2.424	RB835486
6.148	RB867515
878	RB72454
6.724	SP801816
8.400	RB855536
2.635	SP791011
1.680	SP803280
4.032	SP813250
655	SP801842
560	RB855453
527	SP911049

7.3	The sugarcane seedlings shall be returned by BRASILAGRO to BRENCO as sugarcane in 5 (five) monthly installments, according to schedule below, subject to the supply rules established in this AGREEMENT:

Weight (ton)	Period
10.567 ton	May/2009
10.567 ton	June/2009
10.567 ton	July/2009
10.567 ton	August/2009
10.567 ton	September/2009

7.4	Since the price disclosed by CONSECANA-SP for the sugarcane seedlings is 50% (fifty per cent) above the value of sugarcane product for each ton of sugarcane seedling delivered by BRENCO to BRASILAGRO, as set forth in this Section, BRASILAGRO shall deliver to BRENCO 1.5 (one and a half) ton of sugarcane

7.5	The credit by BRENCO due to the Advance shall be settled through the deduction of the amounts due by BRENCO to BRASILAGRO, pursuant to Section Five above, under the sugarcane supply set forth in this AGREEMENT, considering, for such the value of sugarcane seedlings pointed at CONSECANA-SP table, in force at the date of the Advance settlement, plus 50% (fifty per cent).

VIII - NOTICES

8.1	All notices and communications sent under the scope of this AGREEMENT shall be in writing, through registered letter or facsimile, and considered received at the date of their transmission, if by facsimile, and at the date of the effective receipt by the notified party, in its address, if sent by registered letter with acknowledgment of receipt, courier or telegram, whichever the first. The notices shall be remitted to the below addresses or to another address, as previously informed by one party to the other, as the case may be:

(i)	If addressed to BRASILAGRO:

Name:	Ivo Alves da Cunha
Address:	Av. Brigadeiro Faria Lima, n° 1.309 – 5° andar. São Paulo- SP
Fax:	(11) 3035-5366
e-mail :	ivo.cunha@brasil-agro.com

(ii)	If addressed to BRENCO:

Name:	Carlos Rodrigo Opice Leão
Address:	Avenida Brigadeiro Faria Lima, nº 1.309 – 4º andar.
ZIP CODE 01452-002 – São Paulo, SP
Fax:	(11) 3095-2251
e-mail:	carlos.leao@BRENCO.com.br

IX - TERMINATION AND CANCELLATION

9.1	This AGREEMENT is irrevocably and irreversibly executed, regret not permitted, binding not only the contracting parties but also their successors at any title, subject to the exceptions below:

(a)	In the event of sale, by BRASILAGRO to the direct or indirect competitor(s) of BRENCO, of any of the Properties of Alto Taquari Project, BRENCO, at its own discretion, may cancel this AGREEMENT without resulting in any encumbrances or penalties to the parties;

(b)	In the event of impossibility of installation and/or operation of BRENCO’s industrial unit in the area of Alto Taquari Project due to non obtaining of the necessary environmental licenses for the installation and operation of said industrial unit until August 2008, BRENCO shall expressly communicate to BRASILAGRO the temporary impossibility for the total implementation of this AGREEMENT and, as a consequence of the total or partial suspension of the obligations comprised in subparagraph “b” of Section 2.1 of this AGREEMENT, until a new communication, by BRENCO, of the obtaining of said license(s), and in such case, BRASILAGRO may use the land with annual crops; and, if until August 2009, BRENCO has not obtained the necessary environmental licenses for the installation and operation of the industrial unit, the parties may, in mutual agreement, extend this AGREEMENT, or terminate it without any encumbrance to the parties, being applied in this event, the agreement between BRASILAGRO and BRENCO in letter dated April 11, 2007;

(c)

In the event of impossibility of obtaining the necessary environmental licenses for the installation and operation of BRENCO’s industrial unit in the area of Morro Alto Taquari Project, due to reason independent of BRENCO’s will , both parties are exempt from the obligations agreed in this AGREEMENT. In this event, due to the non obtaining of the mentioned environmental licenses, BRENCO undertakes to acquire only the sugarcane production planted pursuant to subparagraph “a” of Section 2.1 above referring to the first cycle, and the difference in the transportation costs arising from the readdressing of the sugarcane production shall be equally divided between the parties, bearing in mind the concept defined in the Sole Paragraph of Section 2.4 of this

AGREEMENT. It is henceforth determined that the 50% (fifty per cent) sharing in the difference of the transportation cost that should be paid by BRASILAGRO shall only be borne up to the limit of additional transportation distance of 40 km (forty kilometers) in relation to the location established as reception point of sugarcane in Section 2.4 above, i.e., BRASILAGRO shall only bear the difference in cost of up to 20 km (twenty kilometers), at most. Accordingly, any excess to this limit shall be solely borne by BRENCO. Without prejudice to the above dispositions, it is agreed that BRENCO shall endeavor to make the implementation of the mentioned industrial unit feasible; and

(d)	In the event of termination without cause of this AGREEMENT by any of the parties, the party promoting the termination shall incur in the fine established in subparagraph “a” of Section 6.1 above, being certain that in such case, the percentage of 15% (fifteen per cent) shall be calculated on the balance of the sugarcane delivery schedule defined in Section 2.2 above, considering the effectiveness of this AGREEMENT that would remain had it not been terminated.

9.2	The noncompliance with the applicable legislation of any of the parties shall imply on just cause for the contract termination, being the faulty party bound to proceed as set forth in Section 6.1 above.

X - PARTES’ REPRESENTATIONS

10.1	Each party hereby represents and warrants to the other party that:

(a)	is duly organized , validly existing and in good standing under the laws to execute this AGREEMENT, conduct all the operations herein established and comply with the obligations herein assumed, having taken all the corporate nature measures and other possibly necessary to authorize its execution, to implement all the operations herein established and comply with all the obligations herein assumed;

(b)	The execution of this AGREEMENT and the fulfillment of the obligations by the parties (i) do not violate any provision comprised in their corporate documents; (ii) do not violate any law, regulation, judicial, administrative or arbitration decision, to which the related party is linked; and (iii) are duly authorized, pursuant to their incorporation acts in force;

(c)	This AGREEMENT has been duly authorized and executed by the parties and constitutes its valid and legally binding obligation, enforceable in accordance with is terms and conditions;

(d)	The installments assumed are recognized by both parties manifestly proportional and the proportionality of the installments assumed arise from the amounts effective at the time of execution of this AGREEMENT;

(e)	The discussions about the contractual purpose of this AGREEMENT have been conducted and implemented by free initiative;

(f)	The parties are aware of all the circumstances and rules guiding this legal business, and have been informed and advised of all the conditions and circumstances involved in the negotiation object of this AGREEMENT and which might influence their capacity to express their will;

(g)	Upon the execution of this AGREEMENT the parties shall always keep the principles of good Faith, present both in its negotiation and in its execution; and

(h)	The parties represent having not provided or offered any gratuity to the employees, agents or representatives of the other party, with the purpose of assuring any business with the other party or to influence such persons as regards to the business performed between the parties, representing further having no intention of doing it in the future.

XI - FINAL PROVISIONS

11.1	The payment of any parafiscal taxes or contributions levying on the Properties of Alto Taquari Project or on any operation contemplated in this AGREEMENT shall be borne by the related defendant of the tax obligation, as set forth the legislation in force.

11.2	This AGREEMENT does not imply in any job entailment or other legal relationship between BRENCO and (i) any employee, subcontracted, representative or employee of BRASILAGRO, (ii) third parties possibly resident in the areas of the Properties of Alto Taquari Project; or (iii) any person rendering, or who has rendered services to BRASILAGRO. BRENCO shall not be considered responsible, in any event, for the payment of any labor, social security or accident right to the employees, outsourced or employees mentioned above, responsibility which shall be of BRASILAGRO or of the actual employer. Likewise, BRASILAGRO shall not be considered responsible for the payment of any labor, social or accident right of the employees, outsourced or employees of BRENCO, as engaged purchaser of sugarcane.

11.3	BRASILAGRO is responsible for monitoring the sugarcane crop, including against diseases, plagues, theft or fire.

11.4	In the event of sale of the Properties of Alto Taquari Project by BRASILAGRO, in the whole or in part, without BRENCO exercising its right of cancellation described in subparagraph “a” of Section 9.1 above, BRASILAGRO is committed to previously notice the acquirer and obtain his agreement on the maintenance of this agreement, through formalization of his consenting approval to this AGREEMENT, in whole or in part, implying on the prompt transfer of the rights and obligations of this AGREEMENT in relation to the property(ies) sold to the acquirer, who shall comply with and respect all the terms and conditions herein included, as regards to the effectiveness, good faith, the social function of the agreements and , further, under penalty of annulment of the sale.

11.5	In the event of any party recurring to the Judiciary Branch in order to satisfy its right, the losing defendant shall bear all the procedural expenses and costs, fees, legal interest according to the rate in force for the payment in arrears of taxes due to the National Treasury, pursuant to Article 406 of the Civil Code, as well as with the interest in arrears to be arbitrated in courts, as well as the monetary restatement calculated by IPCA/IBGE index, or, in its lack by INPC/IBGE, or others replacing them and other legal charges, without prejudice to the application of the fines established in Section 6.1 of this AGREEMENT.

11.6	After the termination and no extension of this AGREEMENT, pursuant to Section 3.1 above, BRENCO shall have the preemptive right to execute a new agreement in relation to the Properties of Alto Taquari Project, in equal conditions with third parties, and BRASILAGRO shall notice it about the existing proposals.

11.7	The tolerance by any of the parties, including in relation to the payment punctuality, shall never imply on novation or transaction, and cannot be used as justification for the noncompliance with any of the herein agreed upon obligations.

11.8	No party may assign, in whole or in part, this AGREEMENT or its creditor rights to third parties, unless previously authorized in writing by the other party.

11.9	The parties agree that a possible breach of this AGREEMENT shall entitle the aggrieved party to request the specific execution of the obligations assumed by the other party under this AGREEMENT, in accordance with the provisions of the Brazilian Civil Code. Accordingly, the parties recognize and agree that the payment of losses and damages shall not constitute a proper compensation for the breach of any obligation assumed by the parties in this AGREEMENT and that the specific execution of the obligations is a necessary legal remedy to supplement the payment of direct losses and damages, excluding loss of profit.

11.10	The Parties elect the courts of the city of São Paulo, State of São Paulo, to resolve any doubts or controversies resulting from this AGREEMENT.

***

In witness whereof, the Parties sign this AGREEMENT in 02 (two) counterparts of same content and form, in the presence of the undersigned 2 (two) witnesses in order to produce all legal effects

São Paulo, March 13, 2008.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

By:	By:
Title:	Title

BRENCO – COMPANHIA BRASILEIRA DE ENERGIA RENOVÁVEL

By:
Title:

WITNESSES:

Name:	Name:
RG::	RG:
CPF:	CPF:

EXHIBIT 1

Table included in the “Operating Standards to Determine the Sugarcane Quality” – CONSECANA – SP